Exhibit 10
                                                             June 27, 1997
  Mr. George Conrades
  3 Channing Place
  Cambridge, MA  02138

  Dear George:

  I want to let you know how pleased and excited I am that you will continue to lead BBN Corporation ("BBN") as it integrates with the data strategy of GTE Corporation ("GTE"). I am confident that, with you as part of the GTE team, we will be better able to take on the many challenges, and take advantage of the many opportunities, that face us. We have constructed a compensation package as described in this letter ("Letter Agreement") which recognizes your value to our data business and which will reward you based on your contributions, the success of the data business, and the success of GTE.

  Term of Letter Agreement: Subject to the early termination provisions described below, the term of this Letter Agreement will begin on July 1, 1997 and end on June 30, 1999 (the "Term"). The Term may be extended by mutual written agreement.

  Position: Your position will be Executive Vice President and President - Data, GTE Corporation, and you will report to me. Your principal office will be located in the greater Dallas, Texas area.

  Base Salary: You will receive an annual base salary of $450,000. You will be on the GTE Service Corporation ("Service Corp.") payroll.

  Executive Incentive Plan: You will participate in GTE's Executive Incentive Plan ("EIP") as if you were employed for the full 1997 calendar year in accordance with the terms of the EIP. For 1997, the anticipated EIP payout range for your position will be a norm of $211,500 and a maximum (200% of norm) of $423,000. The target bonus is typically 130% of norm, or in your case, $274,950. For illustrative purposes, a bonus opportunity with a payout at 150% of the norm would provide you with a bonus of $317,250 for the full 1997 calendar year. Recommended payouts for EIP awards are based on your actual performance, the performance of your business unit, and the performance of GTE and its affiliates (the "Company") and are subject to the approval of the Executive Compensation and Organizational Structure Committee ("ECC") of the GTE Board of Directors (the "Board"). Subject to the EIP deferral regulations, awards typically are paid in the first quarter of the following calendar year.

  Long-Term Incentive Plan: You will participate in GTE's Long-Term Incentive Plan ("LTIP") which provides for stock option grants and performance bonus awards (collectively referred to herein as "LTIP Grants").

      a. Stock Options. On or about July 1, 1997, you will be granted an option to purchase 75,000 shares of GTE common stock. In addition, in each of 1998 and 1999, you will be eligible for a grant of a stock option which, at your current level, typically would be to purchase approximately 62,200 shares of GTE common stock. The exercise price per share for each option described in this paragraph will be based on the average of the high and low price of GTE common stock on the New York Stock Exchange composite tape on the date each grant is approved by the ECC. Each grant will vest on a one-third per year basis over a period of three years from the grant date. If you separate from employment at the end of the Term, you will have five years from your separation date to exercise your GTE stock options which are or become vested during that five-year period, but in no event more than ten years from the date of the grant ("Special Exercise Period").

      b. Performance Bonus Awards. Effective on the date you become employed by Service Corp., you will be eligible for participation in the following outstanding LTIP performance bonus award cycles, 1995-1997, 1996-1998, and 1997-1999, as though you were employed by Service Corp. on the first day of each outstanding award cycle. As such, you will receive the following number of performance units for each award cycle: 1995-1997 - 5,900 units, 1996-1998 - 7,400 units, and 1997-1999 - 7,400 units.
  Performance in the LTIP is based on achievement of financial objectives by the Company over a three-year period. Subject to the LTIP deferral regulations, payment typically is made during the first quarter of the year following the last year of the award cycle. Actual payment for each cycle will depend on actual Company performance, the accumulation of dividend equivalents, and the value of GTE common stock and is subject to ECC approval.

  The ECC has the sole discretion to determine the amount, if any, of an LTIP Grant to an executive, as well as the value of any payment with respect to any Performance Bonus Award. Of course, you will be treated in the same manner as other similarly situated senior executives of Service Corp. with respect to LTIP Grants.

  Special Bonus: In addition to the LTIP performance bonus opportunities described above, you will be eligible for a special performance bonus opportunity based on specific performance measures as follows: revenue growth, operating income, net income, capital expenditures, operating cash flow, and return on investment for GTE's data business ("Special Bonus"). The target payment for the Special Bonus is $250,000 per fiscal year, and I will be responsible for determining whether the performance targets for the Special Bonus have been met. For purposes of the Special Bonus, a "fiscal year" commences July 1 and ends June 30, and the first fiscal year will commence July 1, 1997 and end June 30, 1998. The maximum payment for a fiscal year is $500,000, and, of course, for each performance measure no payment will be made if certain performance targets are not met. You will be provided with more details regarding the Special Bonus under separate cover within the next few days. The Special Bonus is eligible for deferral but is not eligible for the Equity Participation Program (as described in the immediately succeeding paragraph).

  Savings/Deferred Compensation Opportunities: You will be eligible to participate in the GTE Savings Plan and the GTE Executive Salary Deferral Plan in accordance with the plan provisions. These provisions are described in booklets being sent to you under separate cover.

  GTE's EIP and LTIP deferral programs allow for up to 100 percent deferral of awards to some pre-selected date in the future. In addition, GTE recently has introduced a new feature, the "Equity Participation Program" ("EPP"), which, at your level will require a mandatory deferral of a specified percentage of your combined EIP and LTIP awards into GTE restricted stock units. If, for example, your combined EIP and LTIP awards equal more than $400,000 and not more than $800,000, the required deferral percentage will be 20%, and if your combined EIP and LTIP awards equal more than $800,000, the required deferral percentage will be 25%. GTE will match deferrals under the EPP on a one-for-four basis, subject to certain forfeiture provisions.

  Pension Benefits/Executive Retired Life Insurance Plan ("ERLIP"): You will be eligible to participate in the Service Corp. basic pension plan and the Supplemental Executive Retirement Plan ("SERP"). However, if you terminate employment with the Company before you meet the plans' generally applicable vesting requirements (generally, five years of service), you will not be entitled to receive any benefits from the plans. If, during the Term, any enhanced retirement benefits are offered to employees pursuant to the basic pension plan, the SERP, or otherwise in connection with a voluntary or involuntary separation or retirement program, you will not be eligible for such enhanced benefits. Moreover, you will only be eligible for ERLIP benefits if you separate from employment with the requisite number of years of service (generally, ten years).

  Other Benefit Plans: As a Service Corp. employee, you will be entitled to a full range of benefits as detailed in the GTE CHOICES Benefits Program Summary booklet being sent to you under separate cover.

  Changes to Benefits and Compensation Plans/Summary of Terms: As you probably know, the Company reserves the right to modify or terminate any of its benefit plans or compensation plans, including but not limited to any of the executive benefit plans or compensation plans described in this letter. You should know that this Letter Agreement is intended only as a brief summary of the terms of the GTE benefit and compensation plans. In the event of any conflict with the description in this Letter Agreement and the plan terms, the plan terms will control.

  Vacation:  You will be entitled to four weeks of vacation annually.

  Perquisites: You will receive perquisites provided to other executives at your level in accordance with Service Corp. policy. In addition, you will receive the sum of $2,500 per month to cover the cost of maintaining an apartment in Dallas during the Term. During the Term, you also will receive $1,000 per month as a car allowance, and you will be reimbursed for the reasonable and customary expenses of one country club membership in either the greater Boston or greater Dallas area (not including special assessments in excess of $500 or personal, non-business expenses). Finally, during the Term, you will be reimbursed for reasonable travel expenses you incur for travel between Cambridge, Massachusetts and Dallas, Texas, in accordance with Service Corp. policy.

  Intellectual Property: As a Service Corp. employee, you must agree to comply with the provisions of GTE's Intellectual Property Rights Agreement and policies. I am enclosing a copy of the Intellectual Property Rights Agreement, which reflects those policies and which you will need to execute on or before commencing employment.

  Separation Benefit: Since you already have an executive severance agreement as described below, upon your separation from employment with the Company during or at the end of the Term, you will not be eligible to participate in any separation program sponsored by the Company whether payable from a qualified plan or from the Company's general assets, other than the BBN executive severance agreement and GTE Change in Control Agreement, both as described below.

  Executive Severance Agreement: You agree that neither the offer nor the acceptance of your new position as described in this Letter Agreement shall constitute a triggering event for the receipt of severance benefits under the Executive Severance Agreement between you and BBN, dated January 5, 1994 (the "Severance Agreement"). You further agree: that the Severance Agreement shall remain in effect until June 30, 1999; that the Severance Agreement applies only to those of your BBN benefits (including compensation arrangements) that were in effect prior to the consummation of the GTE/BBN tender offer on June 10, 1997; that the Severance Agreement will not apply to any of the benefits and compensation arrangements described in this Letter Agreement; and that by entering into this Letter Agreement, you consent to an amendment of the Severance Agreement to so provide. As we have discussed, the significance of the Severance Agreement remaining in effect until June 30, 1999 is that, if you separate from employment with GTE on or before June 30, 1999, other than on account of your death, total disability, or retirement after normal retirement date, and other than for "Cause" as set forth in the Severance Agreement, such separation will constitute a triggering event for the receipt of severance benefits under the Severance Agreement.

  You will be eligible for an executive Change in Control Agreement from GTE ("Change in Control Agreement") which is similar to the change in control agreements provided to other executives at your level; provided that any payments or benefits payable pursuant to the Change in Control Agreement will be reduced dollar for dollar by any payments or benefits paid to you or which you are eligible to receive solely pursuant to the Severance Agreement.

  Early Termination of Term: In the event any of the following occurs prior to the expiration of the Term, any salary earned through the date of separation will be paid as soon as practicable following such separation and you will receive no further salary; your EIP, LTIP performance bonus awards, and the Special Bonus will be pro-rated to your date of separation (but these bonuses will not be paid until the date they would otherwise have been paid if any one of the events described below had not occurred); all unvested options as of your separation date will be canceled; the Special Exercise Period will be shortened if you separate prior to attaining age 60, so that you will have one year from your separation date to exercise your GTE stock options which are vested on the date of separation; your deferral opportunities and other benefits will be determined in accordance with the relevant plan documents; your entitlement to the perquisites will cease on your date of separation; and you will not be entitled to any other compensation or benefits:

      a. You voluntarily separate from employment for any reason including as a result of invoking your Severance Agreement;

      b.   Your employment is terminated for "Cause";

      c.   You die; or

      d. You become disabled (within the meaning of the Company's Long-Term Disability Plan).

  For purposes of this Letter Agreement, "Cause" is defined as your commission of a felony which is intended to result in your substantial personal enrichment at the Company's expense, or your conviction of a crime involving moral turpitude.

  In the unlikely event your employment is involuntarily terminated for reasons other than those set forth in a-d above, this Letter Agreement will remain in effect until the end of the Term.

  Of course, in the event of a Change in Control as defined in the Change in Control Agreement, the provisions of that Change in Control Agreement will apply.

  Applicable Law: This Letter Agreement shall be construed in accordance with the laws of the State of New York determined without regard to its choice of law rules, and any disputes will be resolved by courts in the State of New York.

  Entire Agreement: Except as specifically provided in this Letter Agreement, this Letter Agreement sets forth our entire understanding and supersedes any prior agreement or understanding relating to your employment with GTE and the matters contained in this Letter Agreement. No amendment to this Letter Agreement will be effective unless it is in writing and signed by both you and GTE.

  George, as we discussed, we believe that GTE is well positioned to capitalize on the significant opportunities which the merger with BBN has to offer, in particular the enhancement of GTE's data strategy. To help us get there, we need you on the GTE team. This letter presents what I consider to be a very attractive employment offer. I trust you agree and recognize that if we can exceed our business targets, the compensation rewards will be significant. If any aspect of this letter raises questions, please contact me or Randy MacDonald.

  Please indicate your acceptance of this offer by signing below and return the signed acceptance to me, retaining one copy for your records.

  Sincerely,

  Kent B. Foster

  I agree to the terms and conditions as set forth in this Letter Agreement and accept the position of Executive Vice President and President - Data, GTE Corporation.

  George Conrades                                        DATE: July 1, 1997

  cc: J. R. MacDonald
  bcc:  M.A. Cameron
        R.L. Campbell
        E.D. Singer